Mail Stop 3561

									January 19, 2006


Mr. Greg Henslee
Chief Executive Officer
O`Reilly Automotive, Inc.
233 South Patterson
Springfield, MO 65802

      Re:	O`Reilly Automotive, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
      File No. 0-21318

Dear Mr. Henslee:

	We have reviewed your response letter filed on December 29,
2005
to our comment letter dated December 15, 2005 and have the following comment. Please provide a written response to our comment.
Please
be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

2004 Annual Report to Shareholders

Leases, page 55

1. We have reviewed your response to comment 3 in our letter dated December 15, 2005. As previously requested, please provide us with your qualitative and quantitative assessment of materiality for the quarterly periods of fiscal years 2002, 2003, and 2004 that supports your conclusion that the lease error adjustments are not material to your historical quarterly financial statements. In your response, please provide a table showing the previously reported and "as adjusted" amounts.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief

Mr. Greg Henslee
O'Reilly Automotive, Inc.
January 19, 2006
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